Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number +1-212-455-2516	E-mail Address bwells@stblaw.com

January 25, 2023

VIA EDGAR

Re:	Cohen & Steers Income Opportunities REIT, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted November 29, 2022
CIK No. 0001939433

Mr. Benjamin Holt

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Holt:

On behalf of Cohen & Steers Income Opportunities REIT, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form S-11 (the “Registration Statement”) relating to the proposed public offering of shares of the Company’s common stock. The Company has prepared the Registration Statement in response to the Staff’s comment in its letter dated December 19, 2022, relating to the above-referenced Amendment No. 2 to the draft registration statement on Form S-11 (the “Comment Letter”), to reflect that it has been publicly filed rather than confidentially submitted and to otherwise update its disclosure.

The filing fee in the amount of $330,600 was deposited by wire transfer of same-day funds to the Commission’s account at U.S. Bank in St. Louis, Missouri on January 24, 2023 as required by Rule 111 of the Securities Act of 1933, as amended.

U.S. Securities and Exchange Commission	2	January 25, 2023

In addition, we are providing the following response to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-11 submitted November 29, 2022

General

1. We note your amended disclosure regarding the private offering of Class P shares. Please confirm the following and include revised disclosure under appropriate captions in your prospectus:

•	which Cohen & Steers entities will participate in the private offering;
•	when the private offering will terminate in relation to the commencement of the registered offering; and
•	the factors you will consider in determining the offering price for the Class P shares.

Response: The Company’s responses to the questions raised by the Staff are set forth below:

•

Cohen & Steers, Inc. (together with its subsidiaries, “Cohen & Steers”), through the Advisor, Cohen & Steers Capital Management, Inc., a wholly-owned subsidiary, has committed to invest an aggregate of $125 million in shares of the Company’s Class P common stock, par value $0.01 per share (“Class P shares”) and Class I common stock, par value $0.01 per share (“Class I shares”). The Company respectfully directs the Staff to its disclosure on the cover page and pages 3, 10, and 115 of the Registration Statement. As of the date hereof, the Advisor is the only Cohen & Steers entity that the Company anticipates participating in the Private Placement (as defined below).

•

In addition to the commitment by the Advisor, the Company commenced a continuous private offering of Class P shares to certain accredited investors pursuant to the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act and/or Rule 506(c) of Regulation D promulgated thereunder (the “Private Placement”). The Company expects the Private Placement to continue for two years following the initial commitment of capital from third-party investors. To the extent the Company determines to extend the Private Placement beyond two years, the Company will evaluate the facts and circumstances of each offering to ensure it complies with the Staff’s guidance relating to the integration of concurrent private and registered offerings. The Company expects to commence the registered offering promptly after the Staff has declared the Registration Statement effective and the public offering has been approved in each U.S. state. As a result, the Company expects that the Private Placement and the public offering may be ongoing simultaneously in reliance on Rule 152(a) promulgated under the Securities Act. The Company respectfully directs the Staff to its disclosure on page 13 of the Registration Statement.

U.S. Securities and Exchange Commission	3	January 25, 2023

•

The price for the Class P shares in the Private Placement will be determined in a manner consistent with the price of shares in the proposed registered offering. After the Company makes its first investment in real estate or real estate debt, the price per Class P Share in the Private Placement will vary and will generally equal the Company’s most recently determined net asset value (“NAV”) per Class P Share, which the Company expects to determine monthly (such price referred to as the “transaction price”). The initial price for the Class P shares in the Private Placement will be equal to the most recently determined transaction price for the Class I shares (which will be deemed to be $10.00 per share until the last calendar day of the month during which the Company makes its first investment). Similar to the registered offering, the Company may sell Class P Shares in the Private Placement at a transaction price that it believes reflects the NAV per Class P Share more appropriately than the most recently determined NAV per Class P Share in cases where the Company believes there has been a material change (positive or negative) to its NAV per Class P Share since the most recently determined NAV per Class P Share. The Company respectfully directs the Staff to its disclosure on page 13 of the Registration Statement.

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U.S. Securities and Exchange Commission	4	January 25, 2023

Please do not hesitate to call me at 212-455-2516 or Ryan Bekkerus at 212-455-2293 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells

Benjamin Wells

cc:	U.S. Securities and Exchange Commission

Jeffrey Gabor

Jeffrey Lewis

Kristina Marrone

Cohen & Steers Income Opportunities REIT, Inc.

Francis C. Poli

Terri Liftin

Jeffrey Pike